
March 22, 2018

Mail Stop 4561

Daniel D. Springer
Chief Executive Officer
DocuSign, Inc.
221 Main St., Suite 1000
San Francisco, CA 94105

> **Re: DocuSign, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on**
> **Form S-1**
> **Submitted March 6, 2018**
> **CIK No. 0001261333**

Dear Mr. Springer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. References to our prior letter refer to our letter dated February 16, 2018.

Prospectus Summary

Overview, page 1

1.   We note your response to prior comment 1 regarding how you determined your total addressable market ("TAM") of $25 billion. Please revise to clarify how you calculated your TAM. Please also provide a more illustrative explanation as to how the average annual contract value ("ACV") is used to calculate a TAM for your types of customers and how it is applied to each pool of customers. Further, on pages 5 and 82, you reference an ACV for enterprise customers that assumes a broader implementation of their respective organization. Please quantify how this broader implementation ACV differs from your actual ACV for enterprise customers as a whole. Finally, please clarify whether you use a broader implementation ACV to calculate TAM for your other categories of customers, such as commercial, both middle-market and small-to-medium-sized businesses, or very small businesses.

2.   We note your response to prior comment 2 regarding the calculation of the $36 in incremental value generated per transaction when customers deploy DocuSign. Please include the substance of your response in your registration statement. Please also identify the author of your 2015 commissioned report as Intellicap and provide a consent pursuant to Rule 436.

Industry and Market Data, page 45

3.   We note your response to prior comment 16 regarding your commissioned Forrester Research study completed in December 2014 and published in a report dated March 2015. Please clarify on pages 45 and 77 that these are the same document and that the report was commissioned. Further, please provide a consent from Forrester Research pursuant to Rule 436.

Selected Consolidated Financial Data

Non-GAAP Financial Measures

Free cash flow, page 56

4.   Please revise to include all three major categories of the statements of cash flows with your presentation of the non-GAAP measure of free cash flow. We refer you to Question 102.06 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 61

5.   We note your response to prior comment 10. Please revise to disclose that 85% of the ACV is attributable to enterprise and commercial customers with the remaining amount attributable to VSBs. This appears to be important information necessary to understanding your business.

Liquidity and Capital Resources, page 67

6.   We note your response to prior comment 14. Please revise your liquidity disclosures to address the tax liabilities that may arise upon the settlement of RSUs in connection with this offering and how you plan to settle such obligations. Appropriate disclosure in the liquidity section appears important considering that you anticipate spending substantial funds in connection with these tax liabilities and the manner in which you fund these expenditures may have an adverse effect on your financial condition. In addition, tell us your consideration of disclosing the estimated tax obligation associated with the RSUs

outstanding for which the service condition has not been fully satisfied as of January 31, 2017.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 73

7.   We note your response to prior comment 15. Please explain why the weighted-average exercise price per share of your stock options granted after January 31, 2017 is less than the weighted-average exercise price per share of your stock options granted during fiscal 2017. In addition, provide a list in chronological order of each RSU by date of grant, number of RSUs granted and its estimated fair value after January 31, 2017 through the date of your most recent filing.

Business

Our Growth Strategy, page 82

8.   We note your response to prior comment 18 regarding your growth strategy of extending your solutions across the entire agreement process. Please revise to provide sufficient detail as to how you plan on supporting and implementing the "systems of agreement" for your customers.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Eric Jensen, Esq.
         Cooley LLP